SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

WUHAN GENERAL GROUP (CHINA), INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

982569105
(CUSIP Number)

Xu Jie
Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone
Wuhan, Hubei 430200
People’s Republic of China
(86) 27-5970-0069
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 21, 2011
(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.
___________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 982569105

1.	NAMES OF REPORTING PERSONS Fame Good International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,844,398(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,844,398(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,844,398(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 61.1%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)  All of the shares reported on this Amendment No. 1 to Schedule 13D are held by Fame Good International Limited, whose power is exercised through its director and controlling stockholder, Xu Jie.  These shares include 1,956,952 shares (the “Exchanged Shares”) of common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer that were issued on January 21, 2011 pursuant to a Warrant Exchange Agreement.  Under the Warrant Exchange Agreement, Fame Good International Limited exchanged its Series A and Series B warrants, which were exercisable for up to 3,913,905 shares of Common Stock, for these Exchanged Shares.

(2)  Calculation of percentage ownership is based on 32,505,000 shares of Common Stock outstanding as of January 21, 2011 based on information provided by the Issuer.

CUSIP No. 982569105

1.	NAMES OF REPORTING PERSONS Xu Jie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,844,398(1)(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,844,398(1)(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,844,398(1)(3)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 61.1%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(3)  These shares may be deemed to be beneficially owned by Mr. Xu in his capacity as the director and controlling stockholder of Fame Good International Limited.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Fame Good International Limited (“Fame Good”) and Xu Jie (each a “Reporting Person” and collectively the “Reporting Persons”).  This Amendment amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 20, 2010 (the “Initial Statement”) by adding the information set forth below to the items indicated.  Unless otherwise stated herein, all capitalized terms used in this Amendment No. 1 have the same meanings as those set forth in the Initial Statement.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons acquired the Exchanged Shares in the ordinary course of business for investment purposes.

On December 13, 2010, the Issuer entered into a series of agreements designed to reduce the overhang of the Issuer’s Series A, B, C, AA, BB and JJ warrants and to simplify the Issuer’s capital structure.  Pursuant to the terms of this warrant recapitalization, Fame Good agreed to (i) purchase Series A and B warrants that were exercisable for an aggregate of 3,913,905 shares of Common Stock and (ii) exchange its Series A and B warrants for the Exchanged Shares.  The issuance of the Exchanged Shares to Fame Good was subject to the approval of the stockholders of the Issuer, which became effective on January 21, 2011.  The Exchanged Shares were issued to Fame Good on January 21, 2011.  The specific terms and conditions of the warrant recapitalization, including copies of the agreements, were filed as exhibits to a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 17, 2010.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plan or proposal that relates to or would result in any of the matters set forth in subparagraphs (a) through (j) of this Item 4 on Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)           As of January 21, 2011, each Reporting Person is deemed to be the beneficial owner of 19,844,398 shares of the Issuer’s Common Stock.  This constitutes approximately 61.1% of the outstanding shares of the Issuer’s Common Stock.  The percentage of shares reported herein is based on 32,505,000 shares of Common Stock outstanding as of January 21, 2011.

(b)           The table below sets forth for each of the Reporting Persons the number of Issuer’s Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

Reporting Person	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
Fame Good International Limited	0	19,844,398	0	19,844,398
Xu Jie	0	19,844,398	0	19,844,398

(c)           The Reporting Persons have not effected any transactions with respect to the Issuer’s Common Stock in the past 60 days, other than the transactions reported herein and in the Initial Statement.

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Reporting Persons.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2011

FAME GOOD INTERNATIONAL LIMITED

By:	/s/ Xu Jie
Name: Xu Jie**
Title: Director

XU JIE

/s/ Xu Jie

** The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.